Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

Set forth below is a presentation made available to employees of Kodiak Robotics, Inc. (“Kodiak”) at a townhall held on May 6, 2025 in connection with the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation II (“AACT”) and Kodiak.

Kodiak Robotics Employee Town Hall May 6, 2025

Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identiﬁed in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retroﬁtting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.  In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.  Additional Information and Where to Find It In connection with the proposed business combination, AACT and Kodiak plan to file a registration statement on Form S-4 relating to the transactions (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication. Participants in the Solicitation AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.   No Offer or Solicitation This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Overview Executive Summary Equity Award Overview & Treatment Upon Consummation of the Proposed Business Combination General U.S. Income Tax Considerations

Executive Summary

Executive Summary – Proposed Transaction On April 14, 2025, Kodiak Robotics, Inc. (“Kodiak Robotics”) entered into a Business Combination Agreement with Ares Acquisition Corporation II, a special purpose acquisition company (“AACT”), by which Kodiak Robotics is expected to become a publicly listed company (the “proposed business combination”). Shares of common stock of the newly combined company are expected to be listed on a national stock exchange with the ticker symbol “KDK.”

Executive Summary – Equity Award Treatment Assumption of Equity Awards – Upon closing of the proposed business combination (the “Closing”), each outstanding Kodiak Robotics option will be converted into an option to purchase AACT Common Stock in a way that substantially preserves the economics. Terms of Converted Equity Awards Number of Shares Covered by Award – Options will be converted into AACT options based on the per share merger consideration received by the holders of Kodiak Robotics Common Stock in the proposed business combination (the “Per Share Merger Consideration”). Both the number of shares and exercise price will be adjusted. See below for further details. Other Terms - Vesting and other terms of options will generally remain the same.

Executive Summary – Per Share Merger Consideration Determination of Per Share Merger Consideration – The Per Share Merger Consideration, expressed as a ratio, will also be used to determine the quantity of AACT Common Stock that each share of Kodiak Robotics Common Stock will be converted into in connection with the proposed business combination. Option conversion will use the same ratio as used for stockholders. Timing of Determination – The Per Share Merger Consideration will not be known until closer to the Closing and will fluctuate based on several factors, including the final number of outstanding securities of Kodiak Robotics (including Kodiak Robotics options and warrants) as of immediately prior to the Closing.

Executive Summary – Earnout RSUs Grant of Earnout RSUs – Following the Closing, in addition to receiving a converted AACT option, holders of outstanding Kodiak Robotic Options who will continue their service to Kodiak Robotics following the Closing will receive an award of AACT restricted stock units (“Earnout RSUs”). Terms of Earnout RSUs Number of Shares Covered by Award – The number of shares subject to an award of Earnout RSUs will be equal to: (x) the number of Kodiak Robotics shares that were issuable upon exercise of such Kodiak Robotics options immediately prior to the Closing, multiplied by (y) 75,000,000 divided by the number of fully diluted shares of common stock of Kodiak outstanding as of the Closing (rounded down to the nearest whole share). This represents a pro rata portion of the total earnout opportunity for Kodiak securityholders based on the number of shares underlying each Kodiak Robotic option. Other Terms – Each Earnout RSU will be subject to substantially the same service-based vesting conditions applicable to the respective Kodiak Robotics option, and, subject to satisfaction of such service-based vesting conditions, one-third of such Earnout RSUs will become eligible to vest upon achievement of each of the applicable earnout milestones described in the Business Combination Agreement.

Executive Summary - Tax Implications Tax Liability: The conversion of Kodiak Robotics options into AACT options will not, in itself, trigger tax liabilities. Earnout RSUs won’t be taxed at grant, but will be subject to tax upon vesting and settlement. ISO Status: For incentive stock options (“ISOs”), conversion intended to allow options to continue as ISOs. You should consult with your own tax adviser regarding your options before exercise to better understand the tax consequences of any issuance and subsequent disposition of shares.

Executive Summary – Exercise & Trading Pre-Close: Holders of Kodiak Robotics options can continue to exercise vested options for Kodiak Robotics Common Stock before the Closing. Before the Closing, we will likely have a brief blackout period when options cannot be exercised, but you’ll get notice about it. Post-Close: Assumed Kodiak Robotics options will become exercisable (when vested) for AACT shares, as adjusted pursuant to the Business Combination Agreement. Trading Restrictions: Lock-up period contemplated by AACT’s bylaws for one year post-closing subject to certain accelerating events, including if stock of the company post-Closing trades above a closing price of $12.00 for twenty of thirty consecutive trading days commencing 150 days after Closing. Other trading restrictions will apply (for example, blackout periods).

Equity Award Overview & Treatment in Proposed Business Combination

Kodiak Robotics Options – a Quick Review Options generally give you the ability to buy shares at a fixed exercise price for a specified period of time, subject to vesting and other criteria. Options to purchase shares of Kodiak Robotics Common Stock were granted under Kodiak Robotics’s 2018 Equity Incentive Plan and an award agreement under the plan.

Kodiak Robotics Option Treatment in the Proposed Business Combination If you hold Kodiak Robotics options that are outstanding and unexercised immediately before the proposed business combination closes, those Kodiak Robotics options will be assumed by AACT (“Assumed Options”). Assumed Options Cover AACT Common Stock rather than shares of Kodiak Robotics Common Stock. The number of shares of AACT Common Stock subject to the Assumed Option will be adjusted from the number of shares of Kodiak Robotics Common Stock subject to Kodiak Robotics option. The per share exercise price of the Assumed Option will be adjusted from the per share exercise price that applied to the Kodiak Robotics option. Other terms and conditions generally remain the same as the corresponding Kodiak Robotics option immediately before being assumed, including vesting.

Kodiak Robotics Options – Adjustments Based on Per Share Merger Consideration Number of AACT Common Stock under the Assumed Option is equal to: Number of Kodiak Robotics shares subject to the corresponding Kodiak Robotics option immediately before the proposed business combination closed, multiplied by The Per Share Merger Consideration Any resulting fractional share is rounded down to the nearest whole share Per Share Exercise Price of the Assumed Option is equal to: Per share exercise price of the corresponding Kodiak Robotics option immediately before the proposed business combination closed, divided by The Per Share Merger Consideration Any resulting fractional cent is rounded up to the nearest whole cent The Per Share Merger Consideration, which is a ratio of shares of AACT Common Stock issuable for each fully diluted share of Kodiak Robotics Common Stock in the proposed business combination, will also be used to determine the quantity of AACT Common Stock that each share of Kodiak Robotics Common Stock will be converted into in connection with the proposed transaction.

Kodiak Robotics Option Assumption Example Assume the following hypothetical example Kodiak Robotics option outstanding at Closing Options to acquire 1,000 shares of Kodiak Robotics Common Stock Per share exercise price of $3.60 Aggregate exercise price of $3,600 Per Share Merger Consideration is a ratio of 0.67 AACT shares for each share of Kodiak Robotics Common Stock Option to purchase 1,000 Kodiak Robotics shares x Per Share Merger Consideration = option to purchase 670 AACT shares Exercise Price per share of $3.60 divided by Per Share Merger Consideration = exercise price per AACT share equal to $5.38 and $3,604.60 in the aggregate upon exercise for all 670 AACT shares Fractional share rounded down, fractional cent rounded up This illustrative example reflects several assumptions, including that the number of outstanding securities of Kodiak Robotics will not change prior to the closing. The Per Share Merger Consideration will not be determined until closer to the Closing.

Earnout RSUs Generally – Restricted stock units represent the right to receive an underlying share upon vesting. Number of Shares Covered by Award – The number of shares subject to an award of Earnout RSUs will be equal to: (x) the number of Kodiak Robotics shares that were issuable upon exercise of such Kodiak Robotics Options immediately prior to the closing, multiplied by (y) 75,000,000 divided by the number of fully diluted shares of common stock of Kodiak outstanding as of the Closing (rounded down to the nearest whole share). Other Terms - Each Earnout RSU will be subject to substantially the same service-based vesting conditions applicable to the respective Kodiak Robotics Option, and, subject to satisfaction of such service-based vesting conditions, one-third of such Earnout RSUs will become eligible to vest upon achievement of each of the applicable earn out milestones described in the Business Combination Agreement.

General U.S. Income Tax Considerations

Important Notice Neither Kodiak Robotics nor any of its representatives is offering tax planning or tax advice. This summary briefly summarizes the potential impact of U.S. federal income tax laws, as such laws were in effect on the date of this presentation, on certain equity awards granted to you by Kodiak Robotics. Neither Kodiak Robotics nor any of its representatives undertakes any obligation to update these materials. This summary is not intended to be exhaustive and does not discuss the tax consequences in the event of your death or the provisions of any income tax laws of any municipality, state, or non-U.S. country in which you may reside. You should consult your own tax adviser regarding your unique situation. This summary also does not address tax treatment of shares of Kodiak Robotics stock that you may hold. For actual terms of your equity awards, please refer to the paperwork for your equity awards, including the plan and award agreement under which they were granted.

Types of Options Two types of options for U.S. tax purposes Incentive stock options (ISOs) Nonstatutory stock options (NSOs) ISOs and NSOs differ only in their tax effects, not in any other way All Kodiak Robotics options granted to employees are intended to be ISOs to the maximum extent permitted by ISO tax rules This discussion does not cover the tax treatment of NSOs Note that it is possible for ISOs under certain circumstances to convert into NSOs In all cases, you should consult with your own tax adviser regarding your Kodiak Robotics options before exercise to better understand the tax consequences of any exercise and subsequent disposition of shares

Incentive Stock Options (ISOs) An ISO is an option that is eligible for more favorable tax treatment than other options Key concepts: No tax at grant No tax at exercise Unless alternative minimum tax (AMT) applies Sale or other disposition of shares triggers income Tax consequences at sale differ depending on if the disposition is “qualifying” or “disqualifying” “Qualifying” = more favorable tax results “Disqualifying” = not qualified for favorable tax results

Qualifying vs. Disqualifying Dispositions Applicable Holding Periods More than 2 years from grant date of ISOs More than 1 year from exercise of ISOs Must meet both holding periods for qualifying disposition of ISOs Failure to meet either of the holding periods results in disqualifying disposition of ISOs Example: Hold option for 9 years, then exercise and sell shares the same day – disqualifying disposition, because haven’t met both holding periods

Tax Results of Disposition Under ISOs Qualifying: All gain is long-term capital gain in the year of sale Disqualifying: Tax in year of sale still, but - Ordinary income on the spread at exercise between FMV at exercise over the exercise price; and Capital gain on difference between sale price over FMV at exercise (can be short or long term based on whether you held the shares more than one year) No tax at assumption of Kodiak Robotics option and conversion into Assumed Option

Earnout RSUs Key concepts: No tax at grant Ordinary income recognized in amount equal to the value of the shares when shares are delivered. Subsequent sale of shares subject to capital gains treatment on the difference between sale price over the value of shares when delivered. Long-term capital gain if held for more than a year.

Questions?

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak plan to file a registration statement on Form S-4 relating to the transactions (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.